VIA EDGAR

May 30, 2014

Mr. Jeffrey P. Riedler

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	ANI Pharmaceuticals, Inc. Registration Statement on Form S-3 Filed May 14, 2014 File No. 333-195949

Dear Mr. Riedler:

ANI Pharmaceuticals, Inc. (the “Company”) is hereby submitting its response to the comment in the letter dated May 28, 2014 (the "Comment Letter") from the staff ("Staff") of the Securities and Exchange Commission ("Commission").

Paragraph No. 1 set forth below responds to the Staff’s comment in the Comment Letter. Bold face type indicates the Staff’s comment set forth in the Comment Letter.

Exhibit 5.1

1. We note that page 3 of the legal opinion filed as Exhibit 5.1 indicates that you “express no opinion as to the laws of any jurisdiction other than the corporate laws of the State of Delaware…and the federal laws of the United States of America.” As highlighted in Section II.B.1.e of the Division of Corporation Finance Staff Legal Bulletin No. 19, for legal opinions involving debt securities, counsel must opine that such securities will represent binding obligations of the company under both the law of the jurisdiction governing the agreement or instrument and the law of the jurisdiction under which the registrant is organized. In this regard, we note that the debt securities to be offered are governed by and construed by the law of the State of New York. Accordingly, please revise your legal opinion to confirm that with respect to whether the debt securities constitute binding obligations of the Company, counsel considered the laws of the State of New York in addition to the General Corporation Law of the State of Delaware. Please file such revised opinion as an exhibit to an amended registration statement.

RESPONSE:

In response to the Staff's comment, the Company has filed a revised opinion of counsel as an exhibit to amendment no. 1 to the registration statement.

210 Main Street West, Baudette, MN 56623 ● Phone (218) 634-3500 ● Fax (218) 634-3540

Toll-Free (800) 434-1121

The Company hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for reviewing our response. Should you have any questions, please do not hesitate to contact Paul A. Gajer at (212) 398 5293 or Jeffrey A. Baumel at (212) 768 5374.

Sincerely,

/s/ Charlotte C. Arnold

cc:	Paul A. Gajer, Esq.
Jeffrey A. Baumel, Esq.
Dentons US LLP

210 Main Street West, Baudette, MN 56623 ● Phone (218) 634-3500 ● Fax (218) 634-3540

Toll-Free (800) 434-1121